Delisting Determination,The Nasdaq Stock Market, LLC,
May 2, 2019, Fusion Connect, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Fusion Connect, Inc.
(the Company), effective at the opening of the trading session on May 13, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(f). The Company was notified of the Staffs determination on April 16, 2019. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 25, 2019.